April 24, 2006

Mail Stop 4561

James A. Fleming
Cousins Properties Incorporated
2500 Windy Ridge Parkway, Suite 1600
Atlanta, GA 30339

> **Re: Cousins Properties**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 001-11312**

Dear Mr. Fleming:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Cash Flows, page 45

1.   We note from the cash flow statement that common and preferred dividends paid and distributions to minority partners have exceeded net cash provided by operating activities for the last three years. Tell us what consideration you gave to identifying this fact and the alternative source of cash used to pay the dividends, which appears to be proceeds from investment property sales and distributions from unconsolidated joint ventures in excess of income.

Off Balance Sheet Arrangements, page 47

2.   Refer to the guarantees described in the fourth paragraph on page 45. Tell us what consideration you gave to disclosing the company's maximum exposure under these guarantees and why these guarantees were not included under the off balance sheet arrangement section on page 47. Refer to Item 303(a)(4)(ii) of Regulation S-K. In addition, tell us how the guidance of FIN 45 was considered relative to these guarantees.

Note 1. Significant Accounting Policies

Multi-Family Residential Sales, page F-12

3.   Please explain to us more fully how you apply the percentage of completion method to your condominium sales. Specifically identify the numerator and denominator of the ratio you are using as well as the base to which the ratio is applied in determining percentage of completion. In addition, clarify the average duration between the signing of a sales contract and the receipt of the down payment and the delivery and occupancy of a condominium unit.   Further, clarify to us how you assess whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraphs 12 and 37(d) of SFAS 66.

Note 11. Reportable Segments, pages F-36 – F-40

4.   Refer to the second paragraph on page F-36. We note that you included $5 million in income related to the sale of real estate in determining funds from operations for 2005. Given that gains on depreciable property are generally excluded in determining funds from operations, clarify to us the nature of the investment and why you determined this gain should be included in FFO.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant